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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Wyld West Film Ventures, LLC
Legal status of issuer:

Form: limited liability company

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization): October 13, 2020

Physical address of issuer: 30 N. Gould St. R / Sheridan, Wyoming 82801
Website of issuer: https://wyldwest.us

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
Onboarding Fee of $2000; Commission on funds raised of 5%ă

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Membership Interests
Target number of securities to be offered: 249
Price (or method for determining price): 100.00
Target offering amount: 24,900
Oversubscriptions accepted: ☐ Yes   ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 1,235,000
Deadline to reach the target offering amount: six months from date of filing

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wyld West Film Ventures, LLC
(Issuer)
By
/s/ Ted Rivera Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ted Rivera
(Signature)
Manager
(Title)
April 6th, 2023
(Date)

THE COMPANY

1. Name of issuer: <u>Wyld West Film Ventures, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ted Rivera	2,490 membership units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____Dates of Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____   Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____ Dates of Board Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: ____Ted Rivera_____

Title: _____Manager_____ Dates of Service: ___10/13/20 - Present_____

Responsibilities: _____Manage the LLC and direct motion picture_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: ___Riverlane Properties, LLC_____

Employer's principal business: _____real estate development_____

Title: __Manager_____ Dates of Service: ____February 2021 - Present_____

Responsibilities:_____manage remodel properties_____

Name: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ___Self_____

Employer's principal business: _____real estate management_____

Title: ___Manager_____ Dates of Service: __January 2019 - Present_____

Responsibilities:_____manage multiple rental properties_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS SUMMARY

DEFINITIONS

Certain terms used in this Memorandum are defined in Article I of the OPERATING AGREEMENT which is attached hereto.

THE LLC

Wyld West Film Ventures, LLC (the "LLC"), is a Wyoming Limited Liability Company formed to arrange for financing, production, and licensing for worldwide audiences a feature motion picture tentatively entitled *Lord Timmy and the Mystery of the Last Master* (the "Motion Picture"). The Motion Picture will be shot on location in Wyoming. The Manager has outlined a production plan which he believes is feasible at the level of minimum capitalization. The anticipated date of completion is September 2023, with an anticipated release date of December 2023.

The successful attainment of these objectives has the potential of providing cash distributions to the Members in excess of their Capital Contributions. There is no assurance that all or any of these objectives will be attained.

The Members may be entitled to certain amortization tax benefits on a portion of their investment. Such benefits shall commence upon initial release of the Motion Picture. In addition, the LLC will have deductions for ordinary and necessary business expenses and will be entitled to amortize certain organizational costs. However, no representation is being made as to the availability of any particular tax benefits. It is not expected that the LLC will generate federal tax losses in the initial years of the LLC, or thereafter.

ESTIMATED APPLICATION OF THE CAPITAL CONTRIBUTIONS

SEE ESTIMATED PRODUCTION BUDGET SUMMARY herein.

PROPOSED LLC OPERATIONS

LLC Objectives

The LLC"s objectives are to finance, produce, and release for worldwide audiences a feature-length motion picture currently entitled *Lord Timmy & the Mystery of the Last Master*. A Science fiction comedy spoofing the origins of Bitcoin. See "Description of the Motion Picture and Principal Personnel".

Distribution Goals

The Company intends to distribute the Motion Picture to the global streaming media market. We will accomplish this through attendance at the major exhibitor and festival markets, as well as direct marketing to major studios and distributors through our online presence, publicity, and promotional materials. Attendance fees, commissions, and marketing materials are all provided for in the budget. Should an offer be made that is below expectations, The Company intends to stream the movie itself, or seek distribution through a third party aggregator, or, stream the movie for digital cash on the internet.

Standard theatrical distribution agreements typically provide that the distributor pay the print and advertising costs incurred in marketing the film, and will in return receive reimbursement of its costs from the first gross revenues earned by the film. The Manager does not intend to seek any pre-sales from any foreign sales agents or domestic distribution deals. Foreign distributors often pay a very low fixed price up front and collect all gross revenues from the exhibition of the film in their territory for their own account. Filmmakers have traditionally been taken advantage of in this space.

Full length motion pictures can be distributed to internet streaming platforms television stations, cable television operators and home video sales and rental companies, as well as to airlines, hotels, schools, libraries and other potential licensees. The Company has the right to participate in the exploitation of all of the ancillary rights relating to the motion picture, including the right to produce home videos, CD-ROMs, interactive games, soundtracks, and other applications based on the screenplay. There is no assurance that the Motion Picture or any other entertainment products in which the Company may be involved will be successfully distributed.

MOTION PICTURE INDUSTRY OVERVIEW

A micro-budget film project goes through six (6) stages before it is ready for distribution to fans. Combined, these stages can take from <u>six months (6) to one (1) year</u> to complete. The stages are:

1) development	4) post-production
2) pre-production	5) distribution
3) principal photography	6) exhibition

Development. The first stage in the life of a theatrical motion picture is development. During this period, the executive producer or production company creates or acquires the theatrical motion picture rights to a property. The company then finances the cost of the screenplay creation and revision to the point where it is determined whether the project has sufficient merit to pursue.

If the decision is made to proceed with the film, the creation of a comprehensive budget and shooting schedule is commissioned. With a dollar figure established, the production entity then takes those steps necessary to acquire or have committed adequate funding to finance the production of the film. A distribution commitment may be sought during development, although many independent films are developed and even produced before such a commitment is finalized. Since "packaging" is often the key to success, some "pay or play" commitments with major actors may be put in place during development.

Pre-Production. Once the financing has been arranged or committed, the film is ready for pre-production. During this phase, a completion bond is secured, a director is retained, locations and production facilities are secured, casting is completed, and the shooting schedule is planned. Script polishing is also completed during this phase. The pre-production phase of a film usually takes two (2) to four (4) months.

Principal Photography. The actual "shooting" of the film can commence with the completion of pre-production. Principal photography lasts from six (6) to fourteen (14) weeks for larger budget pictures.

Post-Production. Before completion of principal photography, post-production (editing) ensues, normally encompassing three (3) to six (6) months. The director and producer make the agreed upon cuts, rearrangements or other changes in the raw film footage, and the necessary dialogue, music, sound effects, optical effects, and special effects are added. The result of this effort is the "completed negative" from which release prints are made for release by distributors to theaters.

Distribution. In the entertainment marketplace, the movie theater is not the only option in a feature films distribution chain. Depending on a film's success, it might play in theaters for a few weeks or many months. More than likely, in today's digital world, t may be easier to recoup the initial investment by streaming the movie on-line. Regardless of this initial exposure, films generally continue generating revenues for many years as they move through additional distribution channels. The company does not *sell* its films. It rents or licenses them for specific uses and time periods, while retaining ownership of the underlying rights. A typical distribution sequence is described below. Actual release patterns for films are individually tailored, and a film can be in more than one market at a time.

FILM DISTRIBUTION PATTERN

DOMESTIC THEATRICAL. Ideally, films play first in movie theaters in the United States and Canada. The strategy of when and where a film opens is individually designed to maximize each film's theatrical run and its ultimate earnings potential, since success in the theatrical marketplace strongly influences performance in subsequent markets.

INTERNATIONAL THEATRICAL. Some films are released in international theaters. What films are released internationally depends greatly on the film's marketing opportunities and local market conditions.

WORLDWIDE HOME VIDEO. After theatrical release in a given country, a film is usually released for home entertainment on DVD/Bluray, within six (6) to nine (9) months from initial release. Direct-to-video distribution strategies also exist, and such strategies begin here, skipping over domestic and international theatrical releases.

WORLDWIDE PAY TV/STREAMING. Films are licensed to pay television services and distributed to homes via cable or over-the-air transmission or through broadband. This is the most likely form of distribution for micro-budget movies.

DOMESTIC TELEVISION. Films licensed to television networks and cable stations are done so for a specific number of airings over a certain number of years. In the syndication market, films are licensed to independent and network affiliated television stations.

INTERNATIONAL TELEVISION. In the international marketplace, films are generally licensed territory by territory for a specific number of airings over a given period of time.

Films are normally marketed through sales agents or entities that represent all rights to a film. That is, the agent will secure an advance on behalf of producers for theatrical, home video, and television exhibitions in specific foreign countries or a group of countries. Producers and production entities may receive additional royalties as earned per contracts with such agents or distributors for overages generated by such foreign release(s).

ESTIMATED PRODUCTION BUDGET SUMMARY

   The following Table presents a summary of the estimated production budget by which the Manager intends to achieve the proposed LLC operations described above. These figures are subject to change, in the Manager"s discretion. Actual expenditures may vary materially. A detailed budget breakdown is available upon request.

PRODUCTION BUDGET SUMMARY OF
(Amounts in US dollars)
Actual expenses will vary.
Lord Timmy & The Mystery of the Last Master

<u>Minimum Capitalization Budget</u>

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		100
2	1100	Producers		0
3	1200	Directors		0
4	1300	Cast		10,800
5	1400	Above-The-Line Travel/Other		0
6		Total Above-The-Line		$10,900
7	1500	Extra Talent		0
8	1600	Production Staff		0
9	1800	Camera	1	0
10	1900	Wardrobe		1,000
11	2000	Makeup and Hairdressing	1	0
12	2100	Set Dressing	1	1,000
13	2200	Props		1,000
14	2300	Art Department		0
15	2400	Set Construction		0
16	2500	Helicopter		700
17	2600	Sound Recording		1,900
18	2700	Set Lighting		700
19	2800	Food	1	5,400
20	3000	Special Effect		1,000
21	3100	Locations		400
22	3200	Vehicles		700
23		Total Production		$13,800
24	3400	Editing	2	0
25	3500	Music	2	300
26	3600	Post Production Sound	2	0
27		Total Post Production		$300
28	3900	Insurance	3	0
29	4000	Publicity		0
30	4200	General Expense		0
31		Total Other		$0
32		Total Above-The-Line		$10,900
33		Total Below-The-Line		$14,100
34		Total Above and Below-The-Line		$25,000
35		Total Fringes		$0
36		Grand Total		$25,000

Optimal Capitalization Budget

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		100
2	1100	Producers		0
3	1200	Directors		600
4	1300	Cast		36,300
5	1400	Above-The-Line Travel/Other		9,000
6		**Total Above-The-Line**		**$46,000**
7	1500	Extra Talent		600
8	1600	Production Staff		1,800
9	1800	Camera	1	17,120
10	1900	Wardrobe		1,000
11	2000	Makeup and Hairdressing	1	900
12	2100	Set Dressing	1	2,000
13	2200	Props		4,000
14	2300	Art Department		5,000
15	2400	Set Construction		7,000
16	2500	Helicopter		700
17	2600	Sound Recording		5,400
18	2700	Set Lighting		11,000
19	2800	Set Operation	1	5,400
20	3000	Special Effect		3,000
21	3100	Locations		3,000
22	3200	Vehicles		700
23		**Total Production**		**$68,620**
24	3400	Editing	2	400
25	3500	Music	2	1,500
26	3600	Post Production Sound	2	1,000
27		**Total Post Production**		**$2,900**
28	3900	Insurance	3	6,000
29	4000	Publicity		0
30	4200	General Expense		0
31		**Total Other**		**$6,000**
32		**Total Above-The-Line**		**$46,000**
33		**Total Below-The-Line**		**$77,520**
34		**Total Above and Below-The-Line**		**$123,520**
35		**Total Fringes**		**$0**
36		**Grand Total**		**$123,520**

Maximum Capitalization Budget

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		10,101
2	1100	Producers		66,750
3	1200	Directors		0
4	1300	Cast		226,000
5	1400	Above-The-Line Travel/Other		103,500
6		**Total Above-The-Line**		**$406,351**
7	1500	Extra Talent		5,000
8	1600	Production Staff		61,920
9	1800	Camera	1	43,200
10	1900	Wardrobe		29,000
11	2000	Makeup and Hairdressing	1	28,700
12	2100	Set Dressing	1	20,600
13	2200	Props		33,600
14	2300	Art Department		37,700
15	2400	Set Construction		15,000
16	2500	Video		12,800
17	2600	Sound Recording		32,100
18	2700	Set Lighting		64,000
19	2800	Set Operation	1	84,200
20	3000	Special Effect		43,500
21		Locations		76,200
22	3200	Vehicles		35,800
23		**Total Production**		**$623,320**
24	3400	Editing	2	14,400
25	3500	Music	2	51,500
26	3600	Post Production Sound	2	16,500
27		**Total Post Production**		**$82,400**
28	3900	Insurance	3	9,000
29	4000	Crowdfund Marketing/Publicity		105,000
30	4200	General Expense		8,800
31		**Total Other**		**$122,800**
32		**Total Above-The-Line**		**$406,351**
33		**Total Below-The-Line**		**$828,520**
34		**Total Above and Below-The-Line**		**$1,234,871**
35		**Total Fringes**		**$0**
36		**Grand Total**		**$1,234,871**

FINANCING

The Capital Contributions will be used for the purposes set forth under "ESTIMATED APPLICATION OF THE CAPITAL CONTRIBUTIONS", if all the Units are sold. The Manager will commence production when $25,000 is available. In that event, the LLC may require additional cash to pay for the costs to produce the Motion Picture. These costs will be financed primarily through the sale of the remaining Units, by arranging for deferral of certain production costs, and through pre-sale of rights or territories to distributors. To the extent that the Units sold do not reach 1 Unit, or the extent that additional cash in excess of the total Capital Contributions is required by the LLC to meet the costs of production of the Motion Picture, these costs may be financed, among other means, through (i) the use of LLC Revenues otherwise distributable to the Members (ii) borrowing funds and servicing these loans with LLC assets or income, or (iii) a combination thereof.

Additional Financing for the Further Development,
Production and Exploitation of the Motion Picture.

After the LLC has expended all the capital for the production of the Motion Picture, the LLC may not be in a position to exploit the Motion Picture. In that event, it is anticipated that the LLC (i) may enter into Agreements with others for the exploitation of the Motion Picture, which may reduce its interest in the Motion Picture or the portion thereof which is subject to the Agreement, or (ii) may sell or otherwise dispose of its interest in the Motion Picture, or (iii) may distribute/stream the Motion Picture itself and pay for the customary costs and expenses of such direct distribution; or (iv) to the extent necessary may borrow funds to pay for the costs of distribution of the Motion Picture and secure such loans with its assets and/or income. If the LLC is unable to pay for and/or finance the cost to distribute the Motion Picture or to enter into such Agreements, the Members may suffer a total loss of their investment in the LLC. Neither the Manager nor the Members are under any obligation to provide capital to the LLC in excess of the amounts of their respective Capital Contributions.

Borrowing

The Manager considers the LLC Capital to be sufficient to complete production of the Motion Picture. The LLC may borrow funds to conduct its business, including the development of the Motion Picture, and may secure these loans with the assets and income of the LLC, with or without recourse to the LLC or the Manager. In no event will any Member be liable for the repayment of such indebtedness unless such Member participates in the management and control of the LLC. There can be no assurance that the LLC will be able to borrow funds on satisfactory terms. The Manager may, but is not required and does not expect to make loans to the LLC. On any such loans, the Manager may not receive interest in excess of the higher of the then prime rate of Bank of America, or the rate of interest actually paid by the Manager to obtain such funds. There can be no assurance that the Manager will obtain such funds. There can be no assurance that the Manager will be able to or elect to make any loan to the LLC.

The LLC will be required to use LLC Revenues to repay any of the borrowing of the LLC, which will reduce the amount of funds otherwise available for distribution to the Members. Furthermore, these LLC Revenues will constitute taxable income to the Members for federal income tax purposes, even though the Members will not receive such funds.

MANAGEMENT

Manager

The Manager is Ted Rivera. Mr. Rivera is the producer, writer, director, and editor of the Motion Picture. Please see "PRINCIPAL PERSONNEL" for further description of the Manager. The Manager will devote such time as is reasonably necessary to the production of the Motion Picture and to arrange for its distribution. Manager may also provide other duties as necessary. Manager may also hire personnel to direct or edit.

COMPENSATION AND FEES TO THE MANAGER

The following table summarizes the types and estimated amounts of compensation and fees to be paid to the Manager. Some of such compensation and fees will be paid regardless of the success or profitability of the LLC. The compensation and fees were established by the Manager and were not determined by arms-length negotiations.

DESCRIPTION		CONSIDERATION
(a)	Fees to Ted Rivera as Producer/Director/Editor	$0
(b)	Manager's Shares	2,500
(c)	Interest in LLC Profits & Distributions Operating Agreement.	As set forth in the
		(See "DISTRIBUTION OF CASH FLOW AND ALLOCATIONS OF TAX BENEFITS").

General Responsibilities of the Manager

The Manager shall be responsible for the management and control of all aspects of the business of the LLC. In the course of such management, the Manager may assign, convey, lease, license, mortgage, or otherwise dispose of or deal with all or any part of the LLC"s interest in the Motion Picture and employ such Person(s) either Affiliated or unaffiliated with the Manager as he deems necessary for the operations of the LLC.

Fiduciary Responsibilities of the Manager

Under Wyoming law, a Manager is accountable as a fiduciary to the Members and consequently, must exercise good faith and integrity in the administration of LLC affairs. However, the Members will have more limited rights of action against the Manager than they would have absent certain limitations in the Operating Agreement, which provides, for example, that neither the Manager nor his agents or employees will be liable to the LLC or the Members for any good faith act or omission which does not amount to gross negligence or gross or willful misconduct. Furthermore, the Manager will be indemnified and held harmless by the LLC against certain claims or lawsuits arising out of its activities and the operations of the LLC from the Capital Contributions and obtained assets of the LLC (see "RISK FACTORS - INDEMNIFICATION OF MANAGER").

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Investment in the LLC involves a high degree of risk and is suitable only for investors who can afford to bear those risks and have no need for liquidity from such investment. Each prospective investor should consider carefully the risk factors attendant upon such investment, including, without limitation, those discussed below, and should consult his own legal, tax and financial advisors with respect thereto.

Limited History

The LLC was organized on October 13, 2020 and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the LLC will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the LLC will be successful in implementing its business plan.

The Speculative Nature of The Business

The business of the production and licensing of motion pictures is highly speculative and has historically involved substantial risks beyond the control of its producers. Accordingly, there can be no assurance that the Manager will be able to raise funds sufficient to produce and/or license the Motion Picture so as to enable the Members to recoup all or any portion of their Capital Contributions or to yield a profit to them.

Production of the Motion Picture

If the Manager is successful in their fund-raising efforts, and production of the Motion Picture is begun, the LLC will be subject to the risks inherent in producing the Motion Picture, including delays in photographing and editing acceptable footage for the Motion Picture, COVID related delays, force majeure, or the possibility that the costs to complete the Motion Picture will exceed budgeted amounts, causing increases in development costs and possibly the failure to complete the Motion Picture.

Further, there is no assurance that all of the Units will be sold prior to the Termination Date. When a minimum of $25,000 in subscriptions for Units has been raised, the Manager will undertake the principal photography of the Motion Picture. The Manager believes that this sum will be sufficient for him to commence the production of a Non-Union Motion Picture. When more than $100,000 is raised, the Manager will initiate a Union Cast/Production Budget spending ratio that allows the Manager to increase production value by paying higher wages proportional to the increase in sales of Units.

There is no guarantee that they will be successful in making the arrangements necessary to provide for the production of the Motion Picture. The gross revenues derived from a motion picture are dependent, among other things, upon the production of the Motion Picture. Until the sale or other disposition of its rights in the Motion Picture, the sale of sponsorships, or the commencement of Distribution of the Motion Picture, the LLC will derive no LLC Revenues from the sale of the rights to distribute the Motion Picture. The Manager is unable to predict the timing or amount of receipts, if any, to be derived by the LLC from licensing the Motion Picture. The LLC, will however, generate production budget dollars in the form of payments to the production from the general public in exchange for access to Motion Picture related data purchased from the LLC's MyMovies.us production Content Gallery.

No Prior Operations

To date, there have been no motion picture production and exploitation activities by the LLC or the Manager except as specifically set forth in this Memorandum. Upon the commencement of distribution of the Motion Picture, the LLC will derive LLC Revenues from a pay per view Content Gallery for the exhibition of movie data generated during the Motion Picture's life cycle. Sales of sponsorships, product placement, memorabilia and ancillary merchandise will also generate LLC revenue. The Manager is unable to predict the timing or amount of receipts, if any, to be derived by the LLC. No assurance can be given that the management team will make the Motion Picture succeed although, on the other hand, there is no reason to expect that they will be unable to do so.

Loss on Dissolution and Termination

In the event of a dissolution of the LLC, the proceeds realized from the liquidation of its assets, if any, will be distributed to the Members only after satisfaction of claims of its creditors. Accordingly, the ability of a Member to recover all or any portion of his investment in the LLC in that circumstance will depend on the amount of funds so realized and the claims to be satisfied therefrom.

Indemnification of the Manager

The Operating Agreement provides that the LLC will, hold the Manager harmless against certain claims or lawsuits arising out of his activities and the operations of the LLC. If the LLC is required to perform under its indemnification agreement, any of its assets expended for such purpose will reduce the amounts otherwise available for its operations.

Principal Tax Risks

The LLC will not, and probably could not, obtain a ruling from the Internal Revenue Service as to its status as a LLC for federal income tax purposes or as to any other issue.

No tax opinion is expressed herein. There are material tax risks associated with an investment in the LLC. These risks include, without limitation, the possibilities that the LLC will be classified as an association taxable as a corporation, rather than as a partnership; or that the Internal Revenue Service (the "Service") may contest the characterization, amounts attributable to or the deductibility, or the tax period in which deductible, of certain items expected to be claimed as deductions by the LLC, including, without limitation, the payment of costs and expenses of the operations of the LLC and a portion of the management fees payable to the Manager. Because ownership of the Units is not expected to generate tax deductions in excess of LLC income, the LLC is not a "tax shelter" in the conventional sense. Accordingly, the Manager will not register the LLC as a "tax shelter" with the IRS. In order for the Members to be entitled to any federal income tax losses from the development of the Motion Picture, the transaction must be "engaged in for profit" apart from the federal income tax consequences. The resolution of this issue depends upon the facts and circumstances of each case, which cannot be ascertained in advance. **ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY REVIEW THIS OFFERING WITH HIS OWN TAX ADVISOR IN ORDER TO EVALUATE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE LLC.**

Limited Transferability of Units

Each Investor must represent to the LLC in their Purchase Offer that the Units they purchase will be purchased solely for their own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof. The Units will not be registered under the Securities Act in reliance upon the exemption provided by Sections 3(b) and 4(2) of the Securities Act and Rule 506 promulgated thereunder.

The Investors will have no right to require registration of the Units nor, in view of the nature of the Offering, is it likely or contemplated that such registration will take place. The transfer of Units by a Member to a new Member may be made twelve (12) Months after the original purchase and must be accompanied by Certified Letter to the Manager with the name, address, and social security number of the new Member. In some situations only to Persons who meet certain suitability standards and with the consent of certain state regulatory authorities. The Manager has no obligation or commitment to repurchase Units from the Members and it is not likely that there will be a market for the Units.

Purchasers cannot transfer ownership of the share for at least twelve months after the purchase.

Limited Liability of Members

The Operating Agreement provides that the Members are granted the rights, on withdrawal of the last remaining Manager, to elect any successor Manager(s) and to continue the LLC, to terminate the LLC, to amend the Operating Agreement, and to consent to the sale, assignment, transfer, exchange, license, or other disposition of all or substantially all of the assets of the LLC. While the existence of these powers will not adversely affect the limited liability of the Members in the State of Wyoming, the law is subject to modification at any time by legislative or judicial action and the effect of the existence of these powers on the limited liability of the Members has not been clearly established in other jurisdictions.

The Manager will take such reasonable actions as they deem appropriate to preserve the limited liability of the Members in all jurisdictions where the LLC operates. Furthermore, in some jurisdictions, a Member may be personally liable for LLC expenses, liabilities and/or obligations in the event such Member participates in the management and control of the LLC.

Reliance On Management

The Members will not have a right to participate in the management of the business of the LLC or in the decisions of the Manager. Accordingly, no prospective Investor should purchase Units unless he is willing to entrust all aspects of management of the LLC to the Manager.

Competition and Market Risks.

The Company will face competition from and within the entertainment industry with respect to securing appropriate production and cast personnel, marketing and distribution with respect to audience and public reception, and market share development.

Distributions

If the Manager is unsuccessful in their efforts to develop the Motion Picture or if the LLC costs exceed its revenues, the Members may never receive any distributions from the LLC. Furthermore, the use of cash of the LLC to pay the costs of any borrowings of the LLC will defer LLC distributions to the Members and the Members may have to report income and incur federal and state income taxes in amounts in excess of the amounts of cash and other property, if any, actually distributed to them.

Lack of Arms-Length Negotiations

Agreements and arrangements, including those relating to compensation among the LLC and the Manager, the screenwriter, director and producer will not be the result of arms-length negotiations. The compensation plan may create conflicts between the interests of such persons and those of the LLC.

Effect of Reviews

The financial success of a film production is dependent, in large measure, upon the reaction of the public, which reaction is often substantially influenced by professional reviewers or critics for newspapers, television and other media. It is impossible for the Manager to judge in advance what the reaction of these reviewers and critics will be to the Motion Picture. To the extent that the Motion Picture receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Distribution Arrangements

As of the date of this Memorandum, the Manager has made no arrangements for the distribution of the Motion Picture. It is anticipated that either prior to or after completion of the Motion Picture, the Manager will enter into a distribution agreement for the distribution thereof. However, there is no assurance that such distribution agreement will be entered into. If no distribution agreement has been made, the Company will self-stream the movie for Bitcoin and other forms of cash.

Loans and Advances

If the Manager believes that the funds raised through this offering are insufficient for the purposes of the production, they may, but are not required to, advance or borrow on behalf of the LLC whatever additional funds they deem to be necessary. Such Advances or Loans may be required to be repaid prior to the repayment of the Contributions of any Member. Members should note that even if the Motion Picture is completed, placed into distribution and/or otherwise licensed or exploited, such Loans or Advances, if made, might result in a considerable delay in the repayment of Members' contributions or in an extreme situation, a complete loss to the Members, since such Loans or Advances may equal or exceed the revenues from the production.

Unaudited Financial Statements

The financial statements of operations which the Manager has agreed to furnish to the Members no less than annually will be unaudited statements and the Members will be relying on the Manager concerning the accuracy thereof.

Conflicts of Interest

The Manager has the ability to be involved in other business ventures that may create a conflict of interest with their relationship with the LLC. The Manager will have day-to-day operational and management control of the LLC and, therefore, decisions relating to the LLC will be binding upon the LLC. The Manager may involve himself in other ventures including other motion pictures development projects which may relate or compete with activities of the LLC.

Although the Manager will act in a manner he deems best for the LLC, pursuant to the fiduciary responsibility owed by itself to the LLC, certain decisions, such as the timing of cash distributions, are entirely within its control and at times the interest of any particular Member may conflict with the interest of other Members.

It is possible that, at times, the best interests of the LLC may be inconsistent with those of the Manager or conflicts may arise concerning legal matters as the result of the operation by the Manager. Should a dispute arise between the LLC and the Manager as to the various rights and obligations, the Manager will cause the LLC to retain separate counsel for such matters.

9. What is the purpose of this offering?
To raise capital sufficient to produce, market and distribute a motion pictureă

10. How does the issuer intend to use the proceeds of this offering?

ESTIMATED PRODUCTION BUDGET SUMMARY

The following Table presents a summary of the estimated production budget by which the Manager intends to achieve the proposed LLC operations described above. These figures are subject to change, in the Manager's discretion. Actual expenditures may vary materially. A detailed budget breakdown is available upon request.

PRODUCTION BUDGET SUMMARY OF

(Amounts in US dollars)

Actual expenses will vary.

Lord Timmy & The Mystery of the Last Master

Minimum Capitalization Budget

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		100
2	1100	Producers		0
3	1200	Directors		0
4	1300	Cast		10,800
5	1400	Above-The-Line Travel/Other		0
6		**Total Above-The-Line**		**$10,900**
7	1500	Extra Talent		0
8	1600	Production Staff		0
9	1800	Camera	1	0
10	1900	Wardrobe		1,000
11	2000	Makeup and Hairdressing	1	0
12	2100	Set Dressing	1	1,000
13	2200	Props		1,000
14	2300	Art Department		0
15	2400	Set Construction		0
16	2500	Helicopter		700
17	2600	Sound Recording		1,900
18	2700	Set Lighting		700
19	2800	Food	1	5,400
20	3000	Special Effect		1,000
21	3100	Locations		400
22	3200	Vehicles		700
23		**Total Production**		**$13,800**
24	3400	Editing	2	0
25	3500	Music	2	300
26	3600	Post Production Sound	2	0
27		**Total Post Production**		**$300**
28	3900	Insurance	3	0
29	4000	Publicity		0
30	4200	General Expense		0
31		**Total Other**		**$0**
32		**Total Above-The-Line**		**$10,900**
33		**Total Below-The-Line**		**$14,100**
34		**Total Above and Below-The-Line**		**$25,000**
35		**Total Fringes**		**$0**
36		**Grand Total**		**$25,000**

Optimal Capitalization Budget

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		100
2	1100	Producers		0
3	1200	Directors		600
4	1300	Cast		36,300
5	1400	Above-The-Line Travel/Other		9,000
6		**Total Above-The-Line**		**$46,000**
7	1500	Extra Talent		600
8	1600	Production Staff		1,800
9	1800	Camera	1	17,120
10	1900	Wardrobe		1,000
11	2000	Makeup and Hairdressing	1	900
12	2100	Set Dressing	1	2,000
13	2200	Props		4,000
14	2300	Art Department		5,000
15	2400	Set Construction		7,000
16	2500	Helicopter		700
17	2600	Sound Recording		5,400
18	2700	Set Lighting		11,000
19	2800	Set Operation	1	5,400
20	3000	Special Effect		3,000
21	3100	Locations		3,000
22	3200	Vehicles		700
23		**Total Production**		**$68,620**
24	3400	Editing	2	400
25	3500	Music	2	1,500
26	3600	Post Production Sound	2	1,000
27		**Total Post Production**		**$2,900**
28	3900	Insurance	3	6,000
29	4000	Publicity		0
30	4200	General Expense		0
31		**Total Other**		**$6,000**
32		**Total Above-The-Line**		**$46,000**
33		**Total Below-The-Line**		**$77,520**
34		**Total Above and Below-The-Line**		**$123,520**
35		**Total Fringes**		**$0**
36		**Grand Total**		**$123,520**

Maximum Capitalization Budget

	Acct#	Category Description	Page	Total
1	1000	Story and Rights		10,101
2	1100	Producers		66,750
3	1200	Directors		0
4	1300	Cast		226,000
5	1400	Above-The-Line Travel/Other		103,500
6		**Total Above-The-Line**		**$406,351**
7	1500	Extra Talent		5,000
8	1600	Production Staff		61,920
9	1800	Camera	1	43,200
10	1900	Wardrobe		29,000
11	2000	Makeup and Hairdressing	1	28,700
12	2100	Set Dressing	1	20,600
13	2200	Props		33,600
14	2300	Art Department		37,700
15	2400	Set Construction		15,000
16	2500	Video		12,800
17	2600	Sound Recording		32,100
18	2700	Set Lighting		64,000
19	2800	Set Operation	1	84,200
20	3000	Special Effect		43,500
21		Locations		76,200
22	3200	Vehicles		35,800
23		**Total Production**		**$623,320**
24	3400	Editing	2	14,400
25	3500	Music	2	51,500
26	3600	Post Production Sound	2	16,500
27		**Total Post Production**		**$82,400**
28	3900	Insurance	3	9,000
29	4000	Crowdfund Marketing/Publicity		105,000
30	4200	General Expense		8,800
31		**Total Other**		**$122,800**
32		**Total Above-The-Line**		**$406,351**
33		**Total Below-The-Line**		**$828,520**
34		**Total Above and Below-The-Line**		**$1,234,871**
35		**Total Fringes**		**$0**
36		**Grand Total**		**$1,234,871**

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum. Each prospective investor and his offeree representatives should carefully read this Memorandum in its entirety and should not rely solely on this summary.

Manager:	Ted Rivera
LLC:	WYLD WEST FILM VENTURES, LLC 30 N Gould Street, Ste. R Sheridan, WY 82801 (307) 761-0580 E-mail: mgr@wyldwest.us
State and Date of Organization:	A Wyoming Limited Liability Company formed on October 13, 2020
LLC Term:	The LLC will continue until ten years from the date of its inception, the sale of all its assets, or the occurrence of certain other events. (See Operating Agreement attached hereto).
Tax Ruling:	The Manager has not applied for a tax ruling from the Internal Revenue Service (the "Service") that the LLC will be taxed as a partnership and not as an association taxable as a corporation for federal income tax purposes. The Manager has not requested an opinion of counsel regarding such matters. (See "RISK FACTORS" and "FEDERAL INCOME TAX CONSEQUENCES".)
LLC's Objective:	To arrange for completion of pre-production and financing for a color motion picture tentatively entitled "Lord Timmy & The Mystery of the Last Master" (the "Motion Picture"), a feature film written by Ted Rivera. (See "DESCRIPTION OF THE MOTION PICTURE.") These objectives have the potential of providing cash distributions to the Members in excess of their Capital Contributions. There is no assurance that any or all of these objectives will be obtained. It is not expected that the LLC will generate federal income tax losses of any substantial amount in the initial years of the LLC or thereafter.

The Project:	Any and all rights of the LLC and any and all other agreements related to the Motion Picture are referred to herein as the "Project". On the Closing Date, the LLC will enter into an agreement with the Manager pursuant to which: (i) the Manager will agree to use his best efforts to produce the Motion Picture in accordance with the budget and schedule outlined in this memorandum; and (ii) the Manager will assign to the LLC the right to produce the Motion Picture. The anticipated date of completion of the Motion Picture is September 1, 2023, with an anticipated release in December 1, 2023. The Motion Picture will be shot largely on location in California.
Compensation and Fees to the Manager:	The Manager will receive substantial fees from this offering. (See "MANAGEMENT - COMPENSATION AND FEES PAYABLE TO THE MANAGER".)
Management of LLC:	The Manager will manage and control the affairs of the LLC. (See "MANAGEMENT".)
Finance, Production, and Exploitation:	In the event that the minimum funding level for the LLC is achieved, the Capital should be sufficient to complete preproduction and principal photography of a Non-Union version of the Motion Picture. In such event, the Manager will defer receipt of funds and reimbursements due them until the LLC has sufficient funds to complete the Motion Picture. No guarantee of exploitation or distribution can be made. However, the Manager believes that distribution of the Motion Picture will occur. (See "PROPOSED LLC OPERATIONS")
Capitalization:	An aggregate amount of $1,235,000. (See "ESTIMATED APPLICATION OF THE CAPITAL CONTRIBUTIONS".) The Manager may elect to proceed with production when $25,000 in Capital Contributions have been received. An Escrow account for the film will be opened upon the complete registration requirements of the Funding Portal. (See "ESTIMATED PRODUCTION BUDGET SUMMARY").
Participation in Costs and Revenues of the LLC:	Any revenues of the LLC will be allocated one hundred percent (100%) to the Members prior to receipt by the Members of Distributions equal to one hundred fifty-seven percent (150%) of their Capital

Contributions and thereafter two, ten thousandths of a percent (.0002%) to the Members for each Unit owned. (See "Allocations of Profits, Losses, and Distributions".)

Subscriptions:	Twelve Thousand Three Hundred Fifty (12,350) Units are offered for $100 each with a minimum investment of one Unit ($100); however, the Manager may accept subscriptions for less than one Unit. Each unit may be purchased in cash. All subscription funds will be deposited in an escrow account at an institution chosen by the Manager. If on such date, on or before May 1, 2023, (the "Closing Date"), offers to purchase two hundred forty-nine (249) Units has not been received and accepted by the Manager and certain other conditions precedent have not been satisfied, all subscription funds will be promptly returned to the investors without interest.
Operating Agreement:	The Operating Agreement of the LLC is set forth in its entirety herein. Various references to the Operating Agreement in this memorandum do not purport to be complete and are qualified in their entirety by reference to the text of the Operating Agreement.
Glossary:	See "DEFINITIONS" section of the Operating Agreement for definitions of key terms used in this memorandum.

SUITABILITY REOUIREMENTS FOR INVESTORS

An unlimited number of shares may be sold to "Accredited Investors" who meet the suitability standards described below. In addition, no more than five hundred (500) Units may be sold to Investors who are not "Accredited Investors" but who meet the suitability standards described below.

Accredited Investors

Accredited Investor shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(i) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ii) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(iii) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(iv) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(v) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(vi) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(vii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time   the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(viii) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(ix) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii); and

(x) Any entity in which all of the equity owners are accredited investors.

Non-Accredited Investors

No more than 500 Units may be sold to a Non-Accredited Investor who makes a minimum investment of one Unit ($100) and represents in writing in their Purchase Offer and Offeree Information Schedule attached as Exhibits A and B that:

(i) They are able to bear the economic risk of an investment in the LLC, which they understand is a speculative venture.

(ii) The Units they are offering to purchase will be purchased solely for their account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution thereof for at least six months after purchase date.

(iii) They are an adult under the laws of the jurisdiction of their residence. Certain states may impose higher or different suitability standards for Accredited and/or Non-Accredited Investors.

If an Investor is an LLC, the net worth standard will be applicable to the LLC and the adjusted gross income standard will be applicable to each of its Members. If an investor is a revocable trust, each grantor of the trust must meet the net worth and adjusted gross income standards. If an investor is purchasing as a custodian for a minor, said standards will be applicable to the minor rather than the custodian.

The LLC will rely upon the accuracy of the representations of each investor to the LLC contained in their Offeree Information Schedule attached as Exhibit B. Any misrepresentation by an investor could have a material adverse effect on the LLC and subject themselves to liability for damage caused to the LLC.

In accordance with Wyoming law, the Manager will undertake all inquiries reasonably necessary to satisfy the Manager that the prerequisites for the exemption have been met, including requiring that each prospective investor fill out and return to the Manager the Offeree Information Schedule and their Offeree Representatives, if any, fill out and return to the Manager the Offeree Representative Information Schedule attached as Exhibit C.

Neither the Manager, nor any of his officers, attorneys, or agents will act as the Offeree Representative of any prospective Investor.

This offer can be withdrawn at any time before consummation and is specifically made subject to the conditions described in this memorandum. In connection with the offering and sale of the Units, the Manager reserves the right in his sole discretion, to reject any subscription, in whole or in part, to waive the minimum investment requirement or to allot to any potential Investor less than the Units applied for by such Investor.

Since there are substantial restrictions on the transferability of the Units, each potential Investor should proceed on the assumption that they must bear the economic risk of the investment for an indefinite period. Since the Units are not registered for sale to the public under the Securities Act of 1933 or the securities laws of any state, the Units may only be sold, transferred or otherwise disposed of by any Investor if, among other things, registration is accomplished or, in the opinion of counsel to the LLC, registration is not required under such laws. There is no public market for the LLC's securities and there can be no assurance any market will ever exist.

THE OFFERING

12,350 membership interest units are being offered in Units of $100 each (the "Units"). The minimum investment is one Unit ($100); however, the Manager may accept subscriptions for less than one Unit.

The Manager of the LLC will be Ted Rivera.

The Manager will maintain the LLC's principal business office at WYLD WEST FILM VENTURES, LLC, 30 N Gould Street, Ste. R, Sheridan, WY, (307) 761-0580. e-mail: mgr@wyldwest.us

All subscription funds will be deposited and held in an interest-bearing Escrow Account for the benefit of the LLC. Funds deposited in such account will be released and paid to the LLC only for the purposes described in this Memorandum. If on the Closing Date, offers to purchase a minimum number of the Units totaling $25,000 have not been received and accepted by the Manager and certain other conditions have not been satisfied, all subscription funds will be promptly returned to the Investors without charge, deduction or interest. It is anticipated that this amount of LLC Capital will be sufficient to enable the LLC to acquire the resources necessary to complete principal photography and a rough cut of the Motion Picture.

The LLC may continue to sell Units until all have been sold or May 10, 2023, whichever is earlier.

The LLC will pay or provide for all organization, legal and accounting costs in connection with the offering, which costs are expected to total $4,750 at Minimum Funding, 20,000 at Maximum Funding.

The LLC will continue until either ten (10) years from the Closing Date, the sale or other disposition of all its assets, or the occurrence of certain other events set forth in the OPERATING AGREEMENT.

Allocations of Profits, Losses, and Distributions

All items of LLC profits and taxable losses, deductions and tax credits will be allocated one hundred percent (100%) to the Members in their respective pro-rata Shares and zero percent (0%) to the Manager until the Members have received repayment of one hundred fifty(150%) of their initial investments ("Payout"). Thereafter, the Members will receive two, ten thousandths of a percent (0.0002%) for each Unit owned, with the balance to the Manager, as set forth in the Operating Agreement. (0.0002 x 2500 = .50)

All of the foregoing allocations will be subject to adjustment as set forth in the Operating Agreement.

The Units to be sold represent a fifty percent (50%) interest in the Net Profits realized from the Motion Picture's distribution to foreign and domestic theaters and television and to cable and pay TV, Video on demand, as well as video cassettes, music and other copyrights, merchandising rights, and other proprietary interests and rights acquired by the LLC with respect to the Motion Picture after Payout. To the extent the LLC income exceeds the LLC's costs of distribution and advertising of the Motion Picture, and releasing costs, that income will be distributed in the following order of priority: (1) to pay unpaid liabilities incurred in the production of the Motion Picture and to pay loans and/or advances and deferments required to be paid prior to Payout; (2) to the Members until they have received return of two hundred percent (150%) of their investment ("Payout"); (3) after Payout, to payment of remaining deferments required to be paid after Payout; and (4) thereafter, each Member will receive two, ten thousandths of a percent (0.0002%) of Net Profits as provided in the Operating Agreement.

The Manager currently intends to make monthly or quarterly determinations of the cash position of the LLC depending upon the accounting periods from the distributor. At such times, any cash which is available for distribution pursuant to the terms contained in the Offering will be distributed to the Members. The timing or amounts of such distributions (if any) cannot be predicted by the Manager and will most likely not occur at all until the Motion Picture is released and placed in distribution.

No Overcall

None of the Units to be sold are subject to calls for additional Capital Contributions. No Member shall have preemptive rights.

Use of Proceeds

LLC Capital will be used solely in connection with LLC business and is intended by the Manager to be allocated in the manner set forth under "ESTIMATED APPLICATION OF THE CAPITAL CONTRIBUTIONS."

Description of the Motion Picture

The Motion Picture is slated for production in 4K Digital Format with complete music & effects tracks, subtitles, and Dolby Sound Mix.

Synopsis of the Motion Picture

Lord Timmy & the Mystery of the Last Master is *Back to the Future* meets *The Usual Suspects* where a mad professor and an autistic student use a quantum computer build from a refrigerator to find the mythological city of Shambala using an ancient code and accidentally create Bitcoin, only to have it stolen by the evil billionaire Satoshi Nakamoto who wants to use it to enslave the world in the metaverse. Meanwhile, back at Area 51, The Men in Black are deployed to retrieve an escaped Cyborg-Alien who has the code downloaded in a brain implant and is on the way to meet Satoshi in an energy vortex on Mt. Shasta. Together, the Professor, Timmy, and the Men in Black must capture the Alien and retrieve the code to empower humanity to combat the New World Order.

Principal Personnel

Ted Rivera is the writer, producer, and director of this micro to low budget feature-length film. A retired Producer with multiple Roger Corman credits, Ted first learned about Bitcoin and distributed ledger technology in 2016. After reading the Bitcoin White Paper, and IBM's Blockchain for Dummies, Ted immediately understood that there was now a technology where accountability and transparency was guaranteed if the financial accounting of the production was managed on a mathematically distributed ledger. He has spent the last four years creating Block Chain Studios, which will provide Wyld West Film Ventures, LLC, the technological means by which purchasers of the shares of *Lord Timmy* can monitor and enjoy the day to day operations of The Company. He has spent the last year developing Lord Timmy and has extensive business experience and contacts in the Hollywood Movie Industry.

His feature film experience includes production, development, and distribution and he has worked on several films for Roger Corman. His last $1,000,000 feature was Roger Corman's *Dinocroc*, and it is currently distributed world wide by MGM. Ted was a script reader on the Disney Lot for Academy Award Nominated Producer, Alexandra Rose (*Frankie and Johnnie, Overboard*). Prior to that he was the Development Assistant to the Academy Award Winning Producer, Jana Sue Memel of Chanticleer Films.

His student film, *Night of the Chupacabra*, was a $20,000 35mm Feature length film with complete music and effects track. Ted understands the film industry and the Bitcoin industry extensively. He was the first to stream a movie for Bitcoin. He was the first to execute a Bitcoin pay or play offer for services of the Screen Actor's Guild Union Actor, Erin Rhea.

Ted has studied Graduate International Finance at The George Washington University School of Business. He has both an M.B.A. in Business and a B.S. in Economics from The University of Santa Clara. He is veteran of the U.S. Navy, a former International Economist for the US Foreign Agricultural Service, and a Team Leader for Americorp National Community Service program. Since coming out of retirement, Ted has developed the first Bitcoin-based movie studio, a Bitcoin video on demand and live streaming service, and a social media crowdfunding site for Movie Investors and Fans alike. This movie is the culmination of his original vision that if enough fans like a movie poster, its cast, and screenplay, they can join them in the fun and excitement that is filmmaking.

TERMS OF OFFERING

Required Capital Contributions

A total of 12,350 Units are being offered. Each Unit is valued at $100. Each Investor will be required to purchase a minimum of one Unit, unless otherwise agreed to by the Manager. The purchase price for each Unit must be paid in cash, certified or bank check.

Prior to the Closing Date, all subscription funds will be deposited and held in an interest bearing escrow account for the benefit of the LLC. Funds deposited in such account will be released from escrow and paid to the LLC only for the purposes described in this Memorandum. If on the Closing Date, offers to purchase a minimum number of the Units totaling $25,000 have not been received and accepted by the Manager and certain other conditions have not been satisfied, all subscription funds will be promptly returned to the Investors without charge, deduction or interest.

The Manager may elect to commence production of the Motion Picture at such time as $25,000 in Units have been invested in and agreed to with the LLC. The Manager believes that this amount is sufficient to complete principal photography and complete edit of the Motion Picture.

To the extent possible deferred amounts will be payable after Payout. The Manager's deferrals will be payable only after Payout. However, the Manager expects that many deferrals for equipment, cast, and crew may be required to be paid prior to Payout.

Method of Purchasing Units

A prospective Investor may make an offer to purchase Units by registering with the Silicon Prairie Portal & Exchange, llc and establishing an account through which to purchase, or by completing, signing and returning to the Manager his Purchase Offer, Offeree Information Schedule and Offeree Representative Information Schedule, if applicable, and making payment by cash or certified or bank check payable to the LLC in the amount of the required capital contribution for the total number of Units offered to be purchased. The Manager reserves the right to reject any Purchase Offer in its entirety, to waive the minimum investment requirements or to allocate to any prospective Investor a smaller number of Units than he has offered to purchase. In the former event, the Manager will return to the prospective Investor his subscription funds. In the latter event, the prospective Investor may either withdraw his Purchase Offer or complete, sign and return to the Manager a new Purchase Offer and a new subscription check in the appropriate amount.

Conditions to Closing

The Closing is subject to the satisfaction of the following conditions precedent on or before the expiration date of this Offering (as amended from time to time), a minimum number of the Units totaling $25,000 will have been paid for and accepted by the Manager, and the Manager will have assigned the Motion Picture rights to the screenplay to the LLC (the "Closing Conditions").

Following Closing Until Termination Date

In the event the minimum Units have been sold and all other conditions to the Closing have occurred, the funds of all Investors shall be released to the LLC on the Closing Date. Following that date, the Manager may continue to offer Units until the earlier of: (i) sale of all Units; or (ii) the expiration date of this Offering, as amended from time to time (the "Termination Date"). Funds from subscribers to any Units sold during such periods shall be made available to the LLC. Investors purchasing Units during such period shall become and be deemed Members of the LLC as of the date that their cash payments are made available to the LLC.

DISTRIBUTION OF CASH FLOW
AND ALLOCATION OF TAX BENEFITS

Timing of Distributions to the Members

The Manager intends to make either a monthly or quarterly determination of the cash position of the LLC depending upon the reporting practices of the distributor of the Motion Picture. The Manager will distribute Available Cash to the Members. The Manager anticipates that no distribution (if any) will be made until the Motion Picture is released and placed in distribution.

Deferments

At the discretion of the Manager, in lieu of paying cash to Persons, firms or corporations (including, without limitation, any Affiliate of the Manager) for rights, services, capital or materials furnished in connection with the Motion Picture, said entities will receive Deferments. Their order of payment shall be solely within the discretion of the Manager except that, Deferments payable to the Manager shall be payable only after Payout.

Division of Cash Distributions Among Members

Subject to the semi-annual or annual determination by the Manager as provided in the Operating Agreement that cash is available for distribution to the Members, and subject to deferments, all LLC Revenues received by the LLC in excess of production and distribution expenses (including expenses incurred in the distributing and advertising of the Motion Picture, and releasing costs) will be distributed in the following order:

(1) to pay unpaid liabilities incurred in the production of the Motion Picture and to pay loans and/or advances and deferments required to be paid prior to Payout;

(2) one hundred percent (100%) to the Members until the Members have received return of one hundred fifty-seven percent (150%) of their Capital Contributions ("Payout");

(3) after Payout, to payment of remaining deferments required to be paid after Payout; and

(4) thereafter, the Members will receive two, ten thousandths of a percent (0.0002%) of the Net Profit for each Unit owned, with the balance going to the Manager.

Tax Allocations

Net loss shall be allocated first to the Manager and Members in proportion to their respective positive Capital Account balances until such balances are reduced to zero, and thereafter one hundred percent (100%) to the Members (which shall be allocated in proportion to the Members' respective Pro Rata Shares) and zero percent (0%) to the Manager.

Net Income shall be allocated on a quarterly or other basis not less often than annually first to the Manager and Members in proportion to and to the extent of the cumulative Net Losses previously allocated to them and not matched by allocations of Net Income, and second, zero percent (0%) to the Manager and one hundred percent

(100%) to the Members prior to Payout, and thereafter two, ten thousandths of a percent (.0002%) to the Members for each Unit owned, with the balance to the Manager.

The allocation among the Members of the LLC's income, gains, losses, deductions and credits ("Tax Items") will be determined under the Operating Agreement except to the extent an allocation: (i) lacks "substantial economic effect"; and (ii) is not in accordance with the Members' "Interests in the LLC," as determined under all the facts and circumstances. See Code Section 704(b).

Treasury Regulations issued on December 24, 1985, define the term "substantial economic effect" and describe a Member's "Interest in the Partnership" for purposes of Code Section 704(b). Treas. Reg. 1.704-1(b)(2)(3).

The Operating Agreement provides for the maintenance of Capital Accounts in accordance with the regulations and for the distribution of liquidation proceeds in accordance with the Members' respective capital account balances. Although no Member is required to restore a deficit in his capital account balance following the distribution of liquidation proceeds, the Operating Agreement contains a "qualified income offset" provision. Accordingly, the allocations of LLC Tax Items contained in the Operating Agreement should have "economic effect" under the regulations to the extent such allocations do not create or increase a Member's deficit capital account balance. It is not anticipated that the capital account of any Member will become negative. Further, the Operating Agreement does not specially allocate items of income or loss to Members based on their individual tax attributes or provide for disproportionate and offsetting allocations of income and loss from year to year. As a result, the "economic effect" of the allocations contained in the Operating Agreement should also be "substantial." Accordingly, the Manager believes that allocation of LLC Tax Items to investors with positive capital account balances should be respected under existing Treasury Regulations.

FEDERAL INCOME TAX CONSEQUENCES

The federal, state and other income tax consequences of an investment in the LLC are uncertain and complex, and will not be the same for all Members.

THE TAX BENEFITS TO BE DERIVED FROM THE PURCHASE, OWNERSHIP OR SALE OF UNITS CANNOT COMPENSATE ANY MEMBER FOR THE TOTAL OSS OF HIS INVESTMENT. NO PROSPECTIVE INVESTOR SHOULD URCHASE UNITS UNLESS HE HAS A REASONABLE EXPECTATION OF AN ECONOMIC PROFIT APART FROM THE TAX BENEFITS FROM THE PURCHASE, OWNERSHIP OR SALE OF UNITS. SEE RISK FACTORS - PRINCIPAL TAX RISKS

Classification as a Partnership

The Manager believes that the LLC will be classified as a partnership for federal income tax purposes, and have attempted to ensure the LLC has more non-corporate characteristics than corporate characteristics as defined in applicable Treasury Regulations.

Under current Treasury Regulations, the classification of an organization as a partnership or an association taxable as a corporation is determined on the basis of the presence or absence of the following corporate characteristics: (i) continuity of life; (ii) centralization of management; (iii) free transferability of interests; and

(iv) limited liability, subject further to other "characteristics which are significant" in making such determinations. However, the Manager has not sought an opinion from the Internal Revenue Service, nor an opinion of tax counsel.

General Tax Treatment of the Members

A. <u>Partnership vs. Corporate Status.</u> If the LLC is classified as a partnership for federal income tax purposes, it will not be subject to federal income taxation (although it will file an annual information tax return with the Service) and the Members will be deemed to have realized, and will be required to report on their personal income returns, their respective distributive shares of each item of income, gain, loss, deduction, credit and tax preference of the LLC for the taxable year of the LLC ending with or within each taxable year of the respective Members without regard to whether they have received or will receive any actual distribution from the LLC for such taxable years. Thus, the Members may be required to report as taxable income in a given year an amount in excess of actual distribution to them from the LLC. The characterization of an item of expense, profit or loss will generally be the same for the Members as it is for the LLC; items of loss, deduction and credit may not be deductible by Members.

B. <u>Tax Reform Act of 1986.</u> Under the Tax Reform Act of 1986 deductions from business activities in which the taxpayer's participation is passive to the extent that they exceed income from all such activities (exclusive of portfolio income) generally may not be deducted against other income of the taxpayer. Similarly, credits from passive activities are generally limited to the tax allocable to the passive activities. Disallowed losses and credit are carried forward and treated as deductions and credits against income and tax from passive activities in the following taxable year(s). Upon the disposition by taxpayer of his entire interest in a passive activity the suspended losses (but not credits) are allowed in full. Passive activities include trade or business activities in which a taxpayer does not materially participate (e.g., a Limited Liability Company interest is such an activity). This provision is effective for taxable years beginning after December 31, 1986, and accordingly will apply to investments in the LLC.

C. <u>Deductions.</u> The LLC will attempt to write off all the deductible items at as early a time as it believes the law permits. However, there are many factual and legal questions involved with respect to the availability and timing of deductions, and there can be no assurance that deductions claimed by the LLC will be accepted by the Internal Revenue Service in any, some or all instances. A Member will not be entitled to deduct any share of LLC losses incurred prior to his admission to the LLC.

D. <u>Sale or Other Disposition of an LLC.</u> Interest In general, upon the sale or other disposition of a LLC interest, gain or loss will be recognized by the selling Member to the extent of the difference between the amount realized and the adjusted tax basis of such LLC interest.

E. <u>Cash Distributions.</u> Each Member is required to take into account in determining his Federal income tax his distributive share of the income, gains, losses, deductions and credits of the LLC, irrespective of any cash distributions made to such Member during the taxable year.

Cash distributions by the LLC to a Member generally will not be taxable as income to a Member to the extent of his adjusted basis in his LLC interest immediately before the distribution, but the amount received will reduce the basis of such interest (but not below zero). Cash distributions in excess of such basis generally will be considered to be gain from the sale or exchange of the Member's LLC interest. Any reduction in a Member's share of LLC liabilities will be treated as a distribution of cash to such Member.

A complete in-depth discussion of the federal income tax consequences of an investment in the LLC is beyond the scope of this Memorandum, and no tax opinion has been requested of counsel.

THEREFORE, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH HIS OWN TAX ADVISOR WITH RESPECT TO SUCH IMPLICATIONS.

F. <u>State and Local Taxes</u>. The LLC and the Members may be subject to various state and local income, business and sales taxes, and estate, inheritance or intangible taxes which may be imposed by jurisdictions in which the LLC may be deemed to be doing business or in which it owns or leases property, including the State of Wyoming. A Member may also be subject to various state and local taxes imposed by jurisdictions where he resides or has other contacts.

LITIGATION

The Manager knows of no litigation, present, threatened or contemplated, or unsatisfied judgments against the Manager or any proceeding in which either Manager is a party.

FINANCIAL STATEMENTS

There are no financial statements for the LLC. The LLC has yet to conduct any business with the public.

ACCESS TO INFORMATION

The Manager will make available to prospective investors any materials reasonably available to the LLC or the Manager. This could include, but not be limited to, information regarding the LLC, the Manager, the LLC's proposed operations, the offering of the units, anything set forth in the Private Placement Memorandum, or any other matter deemed by the prospective Member to be material in his decision to purchase LLC units. The Manager will make available all financial and production related activity by using distributed ledger technology.

The LLC and the Manager will answer all inquiries from prospective Members and their advisors concerning these matters and will afford prospective Members and their advisors the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in this Private Placement Memorandum to the extent that the Manager can acquire information without unreasonable effort or expense.

LEGAL MATTERS

Legal matters in connection with the Units offered hereby shall be directed to the Manager, Wyld West Film Ventures, LLC, 30 N Gould Street, Ste. R, Sheridan WY 82801, (307) 761-0580.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

WYLD WEST FILM VENTURES, LLC

Capitalization Table

Member's Name	Capital Contribution	Units	Percentage Interest
Ted Rivera	$5,000.00	2,490	100%
Total	$5,000.00	3,730	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Operating Agreement

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
Investors in this offering will be subject to the decisions of the manager of the Company and voting members as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities (which may dilute the investors' interests in the Company), a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years? :

Not applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company is a startup entity and has limited capital and liquidity and no assets or liabilities

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

WYLD WEST FILM VENTURES, LLC

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



Jason M. Tyra
C P A   P L L C

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wyld West Film Ventures, LLC
Sheridan, WY

We have reviewed the accompanying financial statements of Wyld West Film Ventures, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Wyld West Film Ventures, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
March 22, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WYLD WEST FILM VENTURES, LLC
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY		
NON-CURRENT LIABILITIES		
Accounts Payable	-	-
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Contributed Capital	6,504	637
Retained Deficit	(6,504)	(637)
TOTAL MEMBERS' EQUITY	-	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

WYLD WEST FILM VENTURES, LLC
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Operating Expense		
Contractors & Professional Services	3,867	49
General & Administrative	2,000	167
	5,867	216
Net Loss from Operations	(5,867)	(216)
Other Income (Expense)	-	-
Net Loss	$ (5,867) $	(216)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

WYLD WEST FILM VENTURES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (5,867)	$ (216)
Net Cash Flows From Operating Activities	(5,867)	(216)
Cash Flows From Financing Activities		
Increase in Members' Contributions	5,867	216
Net Cash Flows From Financing Activities	5,867	216
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

3

WYLD WEST FILM VENTURES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2020	$ 421	$ (421)	$ -
Increase in Members' Contributions	216		216
Net Loss		(216)	(216)
Balance at December 31, 2021	$ 637	$ (637)	$ -
Increase in Members' Contributions	5,867		5,867
Net Loss		(5,867)	(5,867)
Balance at December 31, 2022	$ 6,504	$ (6,504)	$ -

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wyld West Film Ventures, LLC ("the Company") is a limited liability company organized under the State of Wyoming. The Company will produce and distribute a feature-length motion picture titled, "Lord Timmy & The Mystery of the Last Master."

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $5,867 and $216 in 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 22, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks such as the need to produce and complete a marketable film, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no estimates presented in the statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

NOTE D- CONCENTRATIONS OF RISK

The company faces concentration risks associated with marketability of a single product (film). This may potentially subject the company to certain product viability risks.

NOTE E- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

During 2022 and 2021, the amounts of $5,867 and $216 have been contributed to cover operating expenses.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 22, 2023, the date that the financial statements were available to be issued.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

     (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

     (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

WYLD WEST FILM VENTURES, LLC

ARTICLES OF ORGANIZATION



Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Oct 13 2020 1:57PM
Original ID: 2020-000951431

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Wyld West Film Ventures, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Registered Agents Inc.
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
30 N Gould St
Ste R
Sheridan, WY 82801

IV. The principal office address of the limited liability company is:
30 N Gould St
Ste R
Sheridan, WY 82801

V. The organizer of the limited liability company is:
Registered Agents Inc.
30 N Gould St Ste R, Sheridan, WY 82801

Signature: *Riley Park* Date: **10/13/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Riley Park*   Date: **10/13/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**



Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Registered Agents Inc., whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Wyld West Film Ventures, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Riley Park* Date: **10/13/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Wyld West Film Ventures, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **13th** day of **October, 2020** at **1:57 PM.**

Remainder intentionally left blank.



Filed Date: 10/13/2020

Edward A. Buchanan

Secretary of State

Filed Online By:

Riley Park

on 10/13/2020

WYLD WEST FILM VENTURES, LLC

OPERATING AGREEMENT

WILD WEST FILM VENTURES, LLC
A WYOMING LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

TABLE OF CONTENTS

OPERATING AGREEMENT FOR WYLD WEST FILM VENTURES, LLC

THIS OPERATING AGREEMENT is entered into as of February 10, 2022 by the signatories to this agreement set forth in Exhibit D- 1, attached hereto and incorporated herein by this reference (referred to individually as a Member and collectively as the Members).

A. The Members desire to form a Limited Liability Company (Company) under the Wyoming Limited Liability Company Act §17-29-101.

B. The Members enter into this Agreement to form and provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in Wyoming Corporations Code.

1.1. "Act" means the Wyoming Limited Liability Company Act §17-29-102. (Wyoming Corporations Code § including amendments from time to time.

1.2. "Adjusted Capital Contribution" is defined in Article IV.

1.3. "Adjusted Capital Account Deficit" is defined in Article IV, Section 4.3(a).

1.4. "Affiliate" of a Member means (1) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.5. "Agreement" means this operating agreement, as originally executed and as amended from time to time.

1.6. "Articles of Organization" means required by W.S. 17-29-201(b). The term includes the articles as amended or restated;.

1.7. "Assignee" means a person who has acquired a Member's Economic Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.8. "Assigning Member" means a Member who by means of a Transfer has transferred an Economic Interest in the Company to an Assignee.

1.9. "Available Cash" means all cash receipts of the Company during a stated period of time derived from the exploitation of the Motion Picture, less (a) all expenses of the Company, (b) any amounts payable with respect to any debts or contractual obligations of the Company, including interest and principal amounts payable, (c) any other expenditures deemed appropriate by the Manager, including expenditures for capital and non-capital items, and (d) such reserves as the Manager deems appropriate for the proper operation or protection of the Company's business.

1.10. "Bankruptcy" shall be deemed to have occurred whenever a petition (whether voluntary or involuntary) in bankruptcy shall have been filed with respect to a Member and shall remain in effect, without being dismissed or stayed, for a period of not less than sixty (60) days.

1.11. "Depreciation" is defined in Wyoming §2-3-828(a).

1.12. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted..

1.13. "Capital Contribution" means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC §752) in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

1.14. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.15. "Intentionally Deleted"

1.16. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.17. "Company" shall mean WILD WEST FILM VENTURES, LLC.

1.18. "Company Minimum Gain" is defined in Article IV, Section 4.3(c).

1.19. "Company Revenues" shall mean the total gross receipts of the Company, not including fees from product placement or other up-front exploitation of the Motion Picture to raise funds for actual production costs, derived the sale or other disposition of its interest in the Motion Picture.

1.20. "Corporations Code" ("CC") means the Wyoming Corporations Code.

1.21. "Deferments" shall mean contingent fixed payments from Company Revenues to any person, firm or corporation for rights acquired, services rendered or materials or monies furnished in connection with the production, distribution, exhibition or other exploitation of the Motion Picture.

1.22. "Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.23. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.24. "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.25. "Initial Members" means those Persons whose names are referred to in the first sentence of this Agreement. A reference to an "Initial Member" means any of the Initial Members.

1.26. "Involuntary Transfer" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.27. "Losses" is defined in Article IV, Section 4.1.

1.28. "Majority of Members" means a Member or Members whose Percentage Interests represent more than fifty percent (50%) of the Percentage Interests of all the Members.

1.29. "Manager" or "Managers" means the Person(s) named as such in Article II or the Persons who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.30. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.31. "Member Nonrecourse Debt" is defined in Article IV, Section 4.3(d).

1.32. "Member Nonrecourse Debt Minimum Gain" is defined in Article IV, Section 4.3(e).

1.33. "Member Nonrecourse Deductions" is defined in Article IV, Section 4.3(f).

1.34. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.35. "Motion Picture" shall mean the film, tentatively entitled *Lord Timmy & The Mystery of the Last Master*, written by Ted Rivera, and to be produced and distributed by or through the Company.

1.36. "Net Profits" shall mean the balance of the Company Revenues after deducting therefrom (on a continuing basis, regardless of when incurred or payable) of: (1) cost of production of the Motion Picture; (2) primary distribution fees and expenses; (3) releasing and advertising costs of the Motion Picture; and (4) such other customary distribution, licensing and other similar expenses.

1.37. "Nonrecourse Deductions" is defined in Article IV, Section 4

1.38. "Nonrecourse Liability" is defined in Article IV, Section 4.3(h).

1.39. "Notice" means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL World Wide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.40. "Percent of the Members" means the specified total of Percentage Interests of all the Members.

1.41. "Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the total of a Member's Capital Account and the denominator of which is the total of all Capital Accounts of all Members.

1.42. "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.43. "Profits" and "Losses" are defined in Article IV.

1.44. "Proxy" has the meaning set forth in the first paragraph of Wyoming § 17-16-722 (a-h). A Proxy may not be transmitted orally.

1.45. "Regulations" ("Reg") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and. applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.46. "Reserves" means the aggregate of reserve accounts that the Manager, in the Manager's sole, discretion, deem reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.47. "Successor in Interest" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.48. "Tax Item" means each item of income, gain, loss, deduction, or credit, or item thereof, of the Company.

1.49. "Tax Matters Member" means such Person as may be designated under Article VI, Section 6.6.

1.50. "Transfer" means, with respect to a Membership Interest or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, Encumbrance, or other disposition of such a Membership Interest or any element of such Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

1.51. "Triggering Event" is defined in Article VIII, Section 8.4.

1.52. "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

1.53. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

ARTICLE II: ARTICLES OF ORGANIZATION

2.1. Promptly following execution of this Agreement, the Manager shall cause Articles of Organization, in the form attached to this Agreement as Exhibit D-2, to be filed with the Wyoming Secretary of State.

2.2. The name of the Company shall be WYLD WEST FILM VENTURES, LLC.

2.3. The principal executive office of the Company shall be at 30 N Gould Street, Ste. R, Sheridan, WY 82801, or such other place or places as may be determined by the Manager from time to time.

2.4. The Company will be formed for the purposes of engaging in the business of financing, producing and exploiting throughout the world the motion picture tentatively entitled *Lord Timmy and the Mystery of the Last Master* (the "Motion Picture").

2.5. The Members intend the Company to be a limited liability company under the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.6. The term of existence of the Company shall commence on the effective date of filing of Articles of Organization with the Wyoming Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

2.7. The names and addresses of the Initial Members are as set forth in Exhibit A.

2.8. The name and business address of the Manager are as follows: Ted Rivera, 30 N Gould Street, Ste. R, Sheridan, WY 82801.

ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1. Each Member shall contribute to the capital of the Company as the Member's initial Capital Contribution twenty dollars ($100.00) for each Unit purchased by the Member.

3.2. No Member shall be required to make any additional Capital Contributions. No Member may voluntarily make any additional Capital Contribution.

3.3. An individual Capital Account for each Member shall be maintained and adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member pursuant to Article IV.

(b) A Member's Capital Account shall be increased by the amount of any partnership liabilities assumed by that Member subject to and in accordance with the provisions of Reg § 1.704-1 (b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by: (1) the amount of cash distributed to that Member; (2) the Fair Market Value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under IRC §752; and (3) the amount of any items in the nature of expenses or losses that are specially allocated to that Member pursuant to Article [

(d) A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in IRC §705(a)(2)(B) or which are treated as IRC §705(a)(2)(B) expenditures pursuant to Reg § 1.704-1 (b)(2)(iv)(i) (including syndication expenses and losses nondeductible under IRC § or 707(b)).

(e) If any Economic Interest (or portion thereof) is transferred, the transferee of such Economic Interest or portion shall succeed to the transferor's Capital Account attributable to such interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Reg § 1.704-1 (b)(2)(iv)(d)(2).

(g) Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Reg §§ 1.704-1(b)(2)(iv)(f) and 1.704-1 (b)(2)(iv)(g), including the special rules under Reg § 1.101-1 (b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Reg § 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.4. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.5. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

3.6. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.7. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1. ALLOCATION OF NET LOSS. Net loss shall be allocated first to the Manager and Members in proportion to their respective positive Capital Account balances until such balances are reduced to zero, and thereafter one hundred percent (100%) to the Members and zero percent (0%) to the Manager prior to receipt by the Members of Distributions equal to one hundred fifty percent (150%) of their Capital Contributions ("Payout") and thereafter two, ten thousandths (.0002%) to the Members for each Unit owned, with the balance to the Manager.

4.2. ALLOCATIONS OF NET INCOME. Net Income shall be allocated on a quarterly or other basis not less often than annually, as follows:

(a) First, to the Manager and Members in proportion to and to the extent of the cumulative Net Losses previously allocated to them and not matched by allocations of Net Income.

(b) Second, one hundred percent (100%) to the Members prior to receipt by the Members of Distributions equal to one hundred fifty percent (150%) of their Capital Contributions ("Payout");

(c) Thereafter, two, ten thousandths of a percent (.0002) to the Members for each Unit owned with the balance to the Manager until the company is liquidated or ten years after formation, whichever is later.

4.3. The following definitions shall apply with respect to this Article.

(a) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year of the Company, after such Member's Capital Account has been adjusted as follows: (1) the Member's Capital Account shall be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain.

(b) "Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for such item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Fair Market Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year), by (2) the adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Depreciation, provided that he does so in a reasonable and consistent manner.

(c) "Company Minimum Gain" has the meaning set forth in Reg §1.704-2(d)(1).

(d) "Member Nonrecourse Debt" is defined in Reg § 1 .704-2(b)(4).

(e) "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Reg § 1 .704-2(i)(2).

(f) "Member Nonrecourse Deductions" has the meaning set forth in Reg §1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Reg § 1 .704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Reg § 1.704-2(j) shall be followed.

(g) "Nonrecourse Deductions" has the meaning set forth in Reg § 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

(h) "Nonrecourse Liability" is defined in Reg § 1.752-1 (a)(2).

4.4. The following special allocations shall be made in the following order:

(a) COMPANY MINIMUM GAIN CHARGEBACK. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this Section, items of Company income and gain for such fiscal year equal to such Member's share of the net decrease in Company Minimum Gain as determined in accordance with Reg § 1 .704-2(g)(2).

(b) MEMBER NONRECOURSE DEBT MINIMUM GAIN CHARGEBACK. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of such fiscal year shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined pursuant to Reg § 1 .704-2(g)(2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Reg §1.704-2(i)(4).

(c) QUALIFIED INCOME OFFSET. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Reg. § 1 .704-1(b)(2)(ii)(d)(4), (5), or (6), such Member shall be allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustment, allocation, or distribution.

4.5. In the case of a Transfer of an Economic Interest during any fiscal year of the Company, the Assigning Member and Assignee shall each be allocated Profits or Losses based on the number of days each held the Economic Interest during that fiscal year. If the Assigning Member and Assignee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year shall be allocated to the holder of the Interest on the day such Capital Event occurred. If an Assignee makes a subsequent Assignment, said Assignee shall be considered an "Assigning Member" with respect to the subsequent Assignee for purposes of the aforesaid allocations.

4.6. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by IRC § and 704(c). Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations pursuant to IRC § and 704(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

4.7. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, shall be distributed among the Members in the same manner as Profits. The parties intend that Available Cash shall be distributed as soon as practicable following the Manager's determination that such cash is available for distribution. The parties acknowledge that no assurances can be given with respect to when or whether said cash will be available for distributions to the Members.

4.8. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made as provided in Article 1X, Section 9.2 of this Agreement. The provisions of this Section 4.8 and Article IX, Section 9.2 shall be construed in accordance with the requirements of Reg. § 1.704-1 (b)(2)(ii)(b)(2).

ARTICLE V: MANAGEMENT

5.1. The business of the Company shall be managed by the Persons named as Manager in Article II, Section 2.8. or any successors, selected as provided in Section 5.2.

5.2. Each Manager shall serve until the earlier of: (1) the Manager's resignation, retirement, death, or disability; or (2) the Manager's removal by the unanimous vote of the Members. A new Manager shall be appointed by the Members on the occurrence of any of the foregoing events.

5.3. The Manager shall have the powers and duties described in Section 5.7 hereof and such other powers and duties as may be prescribed in this Agreement or by the Members: Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless a Majority of Members has consented to the taking of such action.

    (a) Any act that would make it impossible to carry on the ordinary business of the Company;

    (b) Any confession of a judgment against the Company;

    (c) The dissolution of the Company;

    (d) The disposition of all or a substantial part of the Company's assets not in the ordinary course of business;

    (e) The incurring of any debt not in the ordinary course of business;

    (f) A change in the nature of the principal business of the Company;

    (g) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors; and

    (h) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corp C § 17600.

5.4. Actions of the Manager shall be taken at meetings or as otherwise provided in this Section 5.4 by any Manager. No regular meetings of the Manager need be held.

One Manager shall constitute a quorum for the transaction of business at any meeting of the Manager.

The transactions of the Manager at any meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Manager not present signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes of such meeting.

Any action required or permitted to be taken by the Manager under this Agreement may be taken without a meeting if the Manager individually or collectively consents in writing to such action.

5.5. It is acknowledged that the Manager has other business interests to which the Manager devotes part of the Manager's time. The Manager shall devote such time to the conduct of the business of the Company as the Manager, in the Manager's own good faith and discretion, deem necessary.

5.6. The Manager shall be entitled to compensation for their services as set forth in the Private Placement Memorandum dated February 10, 2022, and to reimbursement for all expenses reasonably incurred by the Manager in the performance of the Manager's duties.

5.7. Except as otherwise provided in this Agreement, the Manager shall have the power and authority to make all decisions relating to the management and control of the business of the Company and shall have all rights, power and authority generally conferred by law or necessary, advisable, or consistent with accomplishing the purpose of the Company.

5.8 All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require only the signature of a Manager or such other person or persons as the Manager may designate.

ARTICLE VI: ACCOUNTS AND ACCOUNTING

6.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at such other locations as the Manager shall determine from time to time and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying shall be borne by the Member.

6.2. Financial books and records of the Company shall be kept on the cash method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.2, together with:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Any powers of attorney under which the Articles of Organization or any amendments to said articles were executed;

(g) Financial statements of the Company for the six most recent fiscal years; and

(h) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of said items shall be as designated by the Manager.

6.4. At the end of each fiscal year the books of the Company shall be closed and examined and statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared, and a report thereon shall be issued by the Company's certified public accountants. Copies of the financial statements shall be given to all Members. In addition, all Members shall receive not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter, as may be prepared in the ordinary course of business, by the Manager or accountants selected by the Manager. The Manager shall deliver to each Member, within 120 days after the end of the fiscal year of the Company, a financial statement that shall include:

(a) A balance sheet and income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year;

(b) A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members representing at least thirty percent (30%) of the Members, by number, may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books, by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any fiscal year of the Company.

6.5. Within 90 days after the end of each taxable year of the Company the Manager shall send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

6.6. Ted Rivera shall act as Tax Matters Partner of the Company pursuant to IRC §623 l(a)(7).

6.7. The Tax Matters Partner is hereby authorized to do the following:

(a) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in IRC §6231(a)(3)) at the Company level, as required under IRC §6223(g) and the implementing Regulations;

(b) Enter into settlement agreements under IRC §6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member shall not have the authority to enter into a settlement agreement on behalf of such Member;

(c) On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6226(a) and applicable Regulations;

(d) File requests for administrative adjustment of Company items on Company tax returns under]IRC §6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC §6228(a); and

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(e) To take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

ARTICLE VII: MEMBERSHIP MEETINGS, VOTING, INDEMNITY

7.1. There shall be only one class of membership and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member except as specifically provided for in Article IV. Members shall have the right and power to appoint, remove, and replace Manager and officers of the Company and the right to Vote on all other matters with respect to which this Agreement or the Act requires or permits such Member action. Each Member shall Vote in proportion to the Member's Percentage Interest as of the governing record date, determined in accordance with Section 7.2. If a Member has assigned all or part of the Member's Economic Interest to a person who has not been admitted as a Member, the Assigning Member shall Vote in proportion to the Percentage Interest that the Assigning Member would have had, if the assignment had not been made Without limiting the foregoing, all of the following acts shall require the unanimous Vote of the Members:

(a) A decision to continue the business of the Company after any event mentioned in Article IX, Section 9.1;

(b) The Transfer of a Membership Interest and the admission of the Assignee as a Member of the Company; and

(c) Any amendment of the articles of organization or this Agreement.

7.2. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Manager or by a Majority of Members; provided that such record date shall not be more than 60, or less than ten calendar days prior to the date of the meeting and not more than 60 calendar days prior to any other action. In the absence of any action setting a record date, the record date shall be determined in accordance with Corp C § 17104(k).

7.3. The Company may, but shall not be required, to issue certificates evidencing Membership Interests (Membership Interest Certificates) to Members of the Company. Once Membership Interest Certificates have been issued, they shall continue to be issued as necessary to reflect current Membership Interests held by Members. Membership Interest Certificates shall be in such form as may be approved by the Manager, shall be manually signed by the Manager, and shall bear conspicuous legends evidencing the restrictions on Transfer and the purchase rights of the Company and Members set forth in Article VIII. All issuances, reassurances, exchanges, and other transactions in Membership Interests involving Members shall be recorded in a permanent ledger as part of the books and records of the Company.

7.4. Meetings of the Members may be called at any time by the Manager, or by Members representing more than ten percent (10%) of the Interests of the Members for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call shall be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Following the call of a meeting, the Manager shall give Notice of the meeting not less than ten, or more than sixty (60) calendar days prior to the date of the meeting to all Members entitled to Vote at the meeting. The Notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act.

7.5. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a majority of Voting Interests represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (a) the adjournment is for more than forty-five (45) days, or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), Notice of the adjourned meeting shall be given to each Member of record entitled to Vote at the adjourned meeting.

7.6. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if(a) a quorum is present at that meeting, either in person or by Proxy, and (b) either before or after the meeting, each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7.7. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy shall be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

7.8. Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

7.9. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted upon in the manner described in Section 7.4. Any action taken without a meeting shall be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken shall be given to all Members who have not consented to the action.

7.10. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 7.10.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1. A Member may not withdraw from the Company without the written consents of all remaining Members. Withdrawal shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred prior to the effective date of withdrawal. A withdrawing Member shall have only the rights of a holder of an Economic Interest in the Company in respect of the Member's Membership Interest in the Company. Unless all remaining Members consent to such withdrawal, the withdrawing Member shall not be entitled to a distribution of its Economic Interest until the dissolution and liquidation of the Company. For purposes of this Section 8.1, the term "Economic Interest" shall not mean or include any right to share in the income, gains, losses, deductions, credits, or similar items of the Company attributable to any period following withdrawal, or any right to information concerning the business and affairs of the Company, except as provided in Corporations Code section 17106.

8.2. Except as expressly provided in this Agreement, a Member shall not transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless (a) the other Members unanimously approve the transferee's admission to the Company as a Member upon such Transfer and (b) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by the Manager. Such approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. A Transfer of a Member's beneficial interest in such trust, or failure to retain such Voting Interest, shall be deemed a Transfer of a Membership Interest.

8.3. If a Member wishes to transfer any or all of the Member's Membership Interest in the Company pursuant to a Bona Fide Offer (as defined below), the Member shall give Notice to the Manager at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offer or. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the Fair Market Value in dollars of the price shall be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions

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of purchase from an offer or who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For thirty (30) days after the Notice is given, the Company shall have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (a) the price stated in the Notice (or the price plus the dollar value of non cash consideration, as the case may be) and (b) the price determined under the appraisal procedures set forth in Section 8.8.

8.4. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and the other Members shall have the option to purchase the Membership Interest in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 8.8 of this Agreement:

(a) The death, bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity; provided that the remaining Members have elected to continue the business of the Company as provided in Article IX, Section 9.1(a).

(b) The failure of a Member to make the Member's Capital Contribution pursuant to the provisions of Article III of this Agreement.

(c) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to the Manager.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional thirty (30) day period, beginning on the day that the Company's right to purchase expires. Each of the other Members shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offer or named in the Notice. Unless the requirements of Section 8.2 are met, the offer or under this section shall become an Assignee, and shall be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution to which the assigning Member would have been entitled.

8.5. Notwithstanding any other provisions of this Agreement:

(a) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an un-permitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the court award (the "Expiration Date"),

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the Company and the other Members shall have the option to purchase from the former spouse the Membership Interest or portion thereof pursuant to Section 8.6 of this Agreement; provided that the option period shall commence on the later of(l) the day following the Expiration Date, or (2) the date of actual notice of the Award.

(b) lf by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (1) that Member or (2) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member shall have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the price set forth in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the date of death (the Expiration Date), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof pursuant to Section 8.6 of this Agreement; provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the death.

8.6. On the receipt of Notice by the Manager and the other Members as contemplated by Sections 8.1, 8.3, and 8.5, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager, the Company shall have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 8.8, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 8.8 of this Agreement, and the other Members, pro rata in accordance with their prior Membership Interests in the Company, shall then have the option, for a period of 3O days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Members electing to purchase shall have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased shall hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

8.7. Neither the Member whose interest is subject to purchase under this Article, nor such Member's Affiliate, shall participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

8.8. The purchase price of the Membership Interest that is the subject of an option under Section 8.6 shall be the "Fair Market Value" of the interest as determined under this Section 8.8. "Fair Market Value" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the date the option is first exercisable (the "Option Date"). Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree upon the Fair Market Value. If the parties are unable to so agree within 30 days of the Option Date, the selling party shall appoint, within forty (40) days of the Option Date, one appraiser, and the purchasing party shall appoint within forty (40) days of the Option Date, one appraiser. The two appraisers shall within a period of five additional days, agree upon and appoint an additional appraiser. The three appraisers shall, within 60 days after the appointment of the third appraiser, determine the Fair Market Value of the Membership Interest in writing and submit their report to all the parties. The Fair Market Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the Fair Market Value. Each purchasing party shall pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser, and one half of all other costs relating to the determination of Fair Market Value. The option purchase price as so determined shall be payable in cash.

8.9. Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest ("Substituted Member") only (a) on the unanimous Vote of the other Members in favor of the prospective transferee's admission as a Member, and (b) on such prospective transferee executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only an Economic Interest until such prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee shall be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and shall have no right to Vote or exercise any rights of a Member until such Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and to have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had in the event that the assignment had not been made.

8.10. Any person admitted to the Company as a Substituted Member shall be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, provided, however, that the assigning Member shall not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties, incurred prior to the assignment.

8.11. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including Wyoming, or registered under the Securities Act of 1933, in reliance upon exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved upon the first to occur of the following events:

(a) The written agreement of a Majority of Members to dissolve the Company.

(b) The expiration of the term of existence of the Company.

(c) The sale or other disposition of substantially all of the Company's assets.

(d) Entry of a decree of judicial dissolution under Corp C § 17351.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager who has not wrongfully dissolved the Company or, if there is no such Manager, the Members, shall wind up the affairs of the Company. The Persons winding up the affairs of the Company shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) First, to pay the expenses of liquidation.

(b) Second, to the establishment of reasonable reserves by the Manager for contingent liabilities or obligations of the Company. Upon the Manager's determination that such reserves are no longer necessary, said reserves shall be distributed as provided in this Section 9.2.

(c) Third, to repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment shall first be credited to accrued and unpaid interest due and the remainder shall be credited to principal.

(d) Fourth, among the Members with Positive Capital Account Balances as provided in Article 1V, Section 4.8.

(f) Fifth, one hundred percent (100%) to the Members prior to receipt by the Members of Distributions equal to one hundred fifty percent (150%) of their Capital Contributions ("Payout");

(g) Sixth, two, ten thousandths of a percent (.0002%) to the Members for each Unit owned, with the balance to the Members.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE X: INDEMNIFICATION AND ARBITRATION

10.1. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not,

18

of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any such Proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by a Majority of Members.

"Agent," as used in this Section 10.1, shall include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corp C §207(f).

"Proceeding," as used in this Section 10.1, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding, as authorized by the Manager who is not seeking indemnification or, if there are none, by a Majority of the Members, upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company. "Expenses," as used in this Section 10.1, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section 10.1.

ARTICLE X ATTORNEY-IN-FACT AND AGENT

11.1. Each Member, by execution of this Agreement, irrevocably constitutes and appoints each Manager and any of them acting alone as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or. other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of the Member's Economic Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize any Manager to act on behalf of a Member except as described in this Article XI.

ARTICLE XII: GENERAL PROVISIONS

12.1. This Agreement constitutes the whole and entire agreement of the parties with respect to me subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all the parties. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Manager or any of them.

12.2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.3. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Wyoming. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

12.4. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

12.5. Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

12.6. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

12.7. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

12.8. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

12.9. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

12.10. The article, section, and paragraph titles and headings contained in this Agreement are inserted as matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

12.11. This Agreement may be altered, amended, or repealed only by a writing signed by all of the Members.

12.12. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MANAGER:

DocuSigned by:

Ted Rivera

680051A5A44D485...

Ted Rivera

MEMBERS:

EXHIBIT D-1

MANAGER:

Teodoro "Ted" Rivera

WYLD WEST FILM VENTURES, LLC

30 N Gould Street, Ste. R

Sheridan, WY 82801

(307) 761-0580

E-mail: mgr@wyldwest.us

MEMBERS:

Name and Address   *Capital Contributions*

DocuSigned by:

Ted Rivera   3500

680051A5A44D485...

(Signature)

Ted Rivera

_____

(Print Name)

123 via de tesoros

_____

(Street Address)

Los Gatos, CA, 95032

_____

(City, State, Zip Code)

548612093

_____

(Social Security Number)

Name and Address   *Capital Contributions*

_____

(Signature)

_____

(Print Name)

_____

(Street Address)

_____

(City, State, Zip Code)

_____

(Social Security Number)

****

_____

(Signature)

_____

(Print Name)

_____

(Street Address)

_____

(City, State, Zip Code)

_____

(Social Security Number)

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://wyldwest.us

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.